SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

NORDSON CORPORATION

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

655663 10 2

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d - 1(b)

☒   Rule 13d - 1(c)

☐   Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655663 10 2	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Jennifer A. Savage

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	N/A	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	5	SOLE VOTING POWER	2,548,658
NUMBER OF
SHARES	6	SHARED VOTING POWER	1,519,683
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER	2,548,658
EACH
REPORTING	8	SHARED DISPOSITIVE POWER	1,519,683
PERSON WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,068,341

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.6%

12	TYPE OF REPORTING PERSON	IN

CUSIP No. 655663 10 2	13G/A	Page 3 of 6 Pages

SCHEDULE 13G/A

Item 1(a).	Name of Issuer: Nordson Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

28601 Clemens Road

Westlake, Ohio 44145

Item 2(a).	Name of Person Filing: Jennifer A. Savage

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Walter Haverfield LLP

The Tower at Erieview

1301 East 9th Street

Suite 3500

Cleveland, OH 44114-1821

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Shares, without par value

Item 2(e).	CUSIP Number: 655663 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________

CUSIP No. 655663 10 2	13G/A	Page 4 of 6 Pages

Item 4.	Ownership:

(a)	Amount beneficially owned: 4,068,341*

(b)	Percent of class: 6.6% (Based upon 61,986,235 Common Shares issued and outstanding as of December 26, 2014, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on January 16, 2015.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,548,658

(ii)	Shared power to vote or to direct the vote: 1,519,683

(iii)	Sole power to dispose or to direct the disposition of: 2,548,658

(iv)	Shared power to dispose or to direct the disposition of: 1,519,683

*The number of Common Shares shown above as beneficially owned by Jennifer A. Savage includes the following Common Shares: (1) 1,148,658 Common Shares owned by Nord Irrevocable Trusts held for the benefit of Nord family descendants, of which Jennifer A. Savage is the sole trustee, (2) 1,000,000 Common Shares owned by the Jane B. Nord GRAT dated 10/15/14, of which Jennifer A. Savage is the sole trustee, (3) 400,000 Common Shares owned by a 2014 GRAT, of which Jennifer A. Savage is the sole trustee, (4) 1,262,536 Common Shares owned by Eric T. Nord Trusts, of which Jennifer A. Savage is a co-trustee, and (5) 257,147 Common Shares owned by Nord Irrevocable Trusts held for the benefit of Nord family descendants, of which Jennifer A. Savage is a co-trustee.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Jennifer A. Savage and Jane B. Nord serve as co-trustees of the Eric T. Nord Trusts with respect to 1,262,536 of the Common Shares covered by this Schedule and may be deemed to have shared voting power and shared investment power with respect to all of these shares. In addition, Jennifer A. Savage and Virginia N. Barbato serve as co-trustees of certain Nord Irrevocable Trusts held for the benefit of Nord family descendants with respect to 257,147 Common Shares covered by this Schedule and may be deemed to have shared voting power and shared investment power with respect to all of these shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

CUSIP No. 655663 10 2	13G/A	Page 5 of 6 Pages

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 655663 10 2	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2015
Date

/s/ Jennifer A. Savage
Signature

Jennifer A. Savage, Trustee
Name and Title